Exhibit 99.2

ZTO EXPRESS (CAYMAN) INC.

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: ZTO)

Notice of Annual General Meeting

to be held on November 17, 2017
(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of ZTO Express (Cayman) Inc. (the “Company”) will be held at the Ritz Carlton Hotel, Galaxy Macau, Nossa Senhora da Esperança, Macau on November 17, 2017 at 15:30 (local time).  No proposal will be submitted to shareholders for approval at the AGM. Instead, the AGM will serve as an open forum for shareholders and holders of the Company’s American depositary shares (“ADSs”) to discuss Company affairs with management.

The Board of Directors of the Company has fixed the close of business on November 1, 2017 (Beijing Time) as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjournment or postponement thereof.

Holders of record of the Company’s Class A ordinary shares or Class B ordinary shares, par value US$0.00001 per share in each case (collectively, the “Ordinary Shares”), at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person.  Holders of the Company’s ADSs are welcome to attend the AGM in person.

Shareholders and ADS holders may obtain a copy of the Company’s annual report on Form 20-F, free of charge, from the Company’s website at http://zto.investorroom.com, or by email to ir@zto.com.

By Order of the Board of Directors,
ZTO Express (Cayman) Inc.

/s/ Meisong Lai
Meisong Lai
Chairman of the Board

Shanghai, October 31, 2017